Exhibit 99.1

MOL Global, Inc. Announces Management Changes

KUALA LUMPUR, Malaysia, Jan. 8, 2016 (GLOBE NEWSWIRE) -- MOL Global, Inc. (Nasdaq:MOLG) ("MOL" or the "Company"), a leading e-payment enabler for online goods and services in emerging and developed markets, today announced that Charles Ng Chee Chau has tendered his resignation as Co-Chief Executive Officer of the Company due to personal reasons.

The Management and the Board would like to thank Charles Ng Chee Chau for his service to the Company and wish him well.

Preecha Praipattarakul, formerly Co-Chief Executive Officer of the Company will assume the position of Chief Executive Officer.

Investor Relations Contact:
MOL Global, Inc.
Charles Tan
Email: IR@mol.com
MOL Global, Inc.